Exhibit 99.1

Burcon Sees CLARISOY Commercialization Ramping up in 2013

On the heels of a third patent, global food and beverage markets continue to have strong interest in CLARISOY™

Vancouver, British Columbia, April 24, 2013— Burcon NutraScience Corporation (TSX :BU, NASDAQ:BUR), a leader in functional, renewable plant proteins, reported that with the third U.S. patent being granted for a process used to produce CLARISOY soy protein, its manufacturing and marketing partner for its CLARISOY soy protein, Archer Daniels Midland Company, continues to see development activities from the global food and beverage market.

A key step in the commercialization of a revolutionary food ingredient like CLARISOY is to produce commercially produced samples for food and beverage manufacturers who will use the samples to develop prototypes, perform essential product testing, complete shelf-life studies, and conduct consumer focus-groups before commercially launching a product. Due to the lengthy product development cycle for major brands, Burcon expects to report royalty payments for the quarter ended March 31, 2013 to again be minimal.

“CLARISOY is a truly innovative ingredient for food and beverage manufacturers seeking to incorporate a transparent protein in their products,” said Johann F. Tergesen, Burcon’s president and COO. “We recognize that the development process for major branded food and beverage products involves extensive time and investment. We are encouraged by the substantial inroads ADM has made for CLARISOY in the food and beverage market. We’re looking forward to the continued market development activities with CLARISOY in 2013, as Burcon works to further strengthen the valuable IP surrounding this unique protein technology.”

Burcon was recently awarded its third U.S. patent within the last two months for processes used to produce CLARISOY soy protein. Its patent portfolio now consists of 225 issued patents in various countries, including 39 in the U.S., as well as more than 400 active patent applications, including 80 additional U.S. patent applications.

About CLARISOY Soy Protein

CLARISOY soy protein is the world’s only vegetable-based protein capable of offering both clarity and high-quality protein nutrition in low pH beverage systems. CLARISOY is under exclusive license to Archer Daniels Midland Company (ADM), which offers a range of products for both low and neutral pH applications, allowing food and beverage companies to easily include up to 10 grams of CLARISOY per 500mL serving.

ADM’s CLARISOY-based products include CLARISOY 100, a premier vegetable-based protein that offers both clarity and high-quality protein nutrition for beverages with a pH of less than four. Extremely heat stable, CLARISOY 100 requires no homogenization or stabilizers in low pH beverages. It is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages by the growing number of health and wellness oriented consumers. Applications include sport nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit-juice blends, lemonades, powdered beverage mixes and fortified waters.

CLARISOY 150 is a revolutionary soy protein for neutral pH beverages and low pH beverages with cloud systems. The clean flavor and smooth mouth-feel makes CLARISOY 150 a formulator’s ideal protein ingredient.

For more information about CLARISOY, go to www.clarisoy.com

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon has developed: CLARISOY™ soy protein - now licensed to Archer Daniels Midland Company - which offers clarity and high-quality protein nutrition for low pH beverage systems and exceptionally clean flavor at any pH; Peazazz™ a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein™ are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President & Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 (888) 408-7960
toll-free mkirwan@burcon.ca www.burcon.ca

Investor Relations Contact:
John MacLennan

Managing Director
Liolios Group, Inc.
Tel (416) 644.8688
john@liolios.com

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